DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Michael Kagnoff Michael.kagnoff@dlapiper.com T 858.638.6722 F 858.638.5122

March 15, 2019

VIA UPS AND ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:     Mary Beth Breslin

Dorrie Yale

Lisa Vanjoske

Bonnie Baynes

Re:         Palomar Holdings, Inc. (f/k/a GC Palomar Holdings)
Amendment No. 1 to Draft Registration Statement on Form S-1 submitted February 13, 2019
CIK No. 0001761312

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated February 25, 2019, to Mac Armstrong, Chief Executive Officer of Palomar Holdings, Inc. (the “Company”) regarding the Amendment No. 1 to Draft Registration Statement on Form S-1 submitted by the Company on February 13, 2019 (the “Draft Registration Statement”).  Simultaneously with the submission of this letter, the Company is filing under separate cover its Registration Statement on Form S-1 (the “Registration Statement”) in response to the Staff’s comments.  Please note that the Registration Statement also contains other updates to the Company’s disclosures.

This letter sets forth each comment of the Staff in the comment letter and, following the comment, sets forth the Company’s response.  We are enclosing a copy of the Registration Statement, together with a copy that is marked to show the changes from the initial filing.

Registration Statement on Form S-1

Prospectus Summary
Our Competitive Strengths, page 5

1.         We note your response to prior comment 1 and your revised disclosures that effective January 1, 2019, you retain $5 million of risk per event.  Your prior disclosure had explained that such sum includes an amount retained through co-participation in your reinsurance program.  As you provide reinsurance through your reinsurance subsidiary, please revise your disclosures to clarify whether the updated amount of risk retained is inclusive or exclusive of any sums retained through your own reinsurance operations.

In response to the Staff’s comment, the Company respectfully submits that it has revised its disclosure to clarify that the Company retains $5.0 million of risk per event, inclusive of any amounts retained through the Company’s Bermuda reinsurance subsidiary.

March 15, 2019

Page Two

Risk Factors, page 9
Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum…, page 39

2.          We note your revised disclosures in response to prior comment 6.  Please also revise to state that shareholders will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, the Company respectfully submits that it has revised its disclosures accordingly.

Principal Stockholders, page 125

3.          We acknowledge your response and revised disclosures addressing prior comment 4.  Following the domestication, please revise the stockholder table to reflect the ownership following the transaction.  In additional, please disclose the persons who have voting and investment control at Genstar Capital.

The Company advises the Staff that the domestication was completed on March 14, 2019.  The Company has revised its Principal Stockholders table to include the shares of Common Stock of Palomar Holdings, Inc. held by its directors, executive officers and 5% beneficial holders.  In addition, the Company has included disclosure regarding the entities and individuals who have voting and investment control over the Genstar Capital entities which directly own shares of the Company’s common stock.

March 15, 2019

Page Three

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement.  Please do not hesitate to contact me at (858) 638-6722 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Michael Kagnoff

Michael Kagnoff

Partner

cc: Via E-mail

Securities and Exchange Commission:

Dorrie Yale

Palomar Holdings, Inc.:

Mac Armstrong

DLA Piper LLP (US):

Patrick O’Malley